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Exhibit (a)(6)

    [COMPUTER SCIENCES CORPORATION LETTERHEAD]

Computer Sciences Corporation
Offer to Exchange

29 October 2001

To our Staff members in Australia:

You have been given an opportunity to exchange all of your existing options with an exercise price equal to or greater than US$70.00 pursuant to the terms and conditions set out in our Offer to Exchange. You have also been provided with a Supplementary Australian Document setting out certain information in connection with the offer. This letter forms part of the Supplementary Australian Document. Terms defined in the Offer to Exchange have the same meaning in this cover letter.

Please note that the following calculation is by way of example only, and is not a prediction of the Australian dollar equivalent of the exercise price on the date of grant of the new options nor of the applicable exchange rate.

Assume that the date of grant of the new options was 26 October 2001. The exercise price per share of the new options would be equal to the last reported sale price of our common stock on that date, as reported on the New York Stock Exchange Composite Tape, which was U.S.$36.70. The Australian dollar equivalent would be A$72.33, which is calculated by dividing the U.S. dollar exercise price (U.S.$36.70) by the U.S. dollar sell rate published by an Australian bank on the previous business day (U.S.$0.5074, published by Westpac Bank on 25 October 2001) (A$1.00 = U.S.$0.5074).

Sincerely,

Computer Sciences Corporation

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Computer Sciences Corporation Offer to Exchange